UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

BioSpecifics Technologies Corp.

(Name of Subject Company)

BioSpecifics Technologies Corp.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

090931106

(CUSIP Number of Class of Securities)

2 Righter Parkway

Delaware Corporate Center II

Wilmington, DE 19803

(302) 842-8450

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Carl A. Valenstein

Morgan, Lewis & Bockius LLP

One Federal Street

Boston, MA 02210

(617) 341-7501

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by BioSpecifics Technologies Corp., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on November 2, 2020, as amended and supplemented by Amendment No. 1 filed with the SEC on November 6, 2020 and Amendment No. 2 filed with the SEC on November 18, 2020 (as amended or supplemented from time to time, the “Schedule 14D-9”), relating to the tender offer by Beta Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Endo International plc, a public limited company incorporated under the laws of Ireland (“Endo”), to purchase all of the Company’s outstanding shares of common stock, par value $0.001 per share (the “Shares” and each, a “Share”). Purchaser is offering, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 2, 2020 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, constitute the “Offer”), to purchase all outstanding Shares at a price per Share of $88.50, net to the holder in cash, without interest, and subject to any applicable withholding taxes. Purchaser filed a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”) with the SEC on November 2, 2020. The Offer is being made in connection with the Agreement and Plan of Merger, dated as of October 19, 2020, by and among the Company, Endo and Purchaser, pursuant to which, as soon as practicable following the completion of the Offer and the satisfaction or waiver of certain conditions (but in any event no later than two business days thereafter), Purchaser will merge with and into the Company in accordance with Section 251(h) of the Delaware General Corporation Law, and the Company will be the surviving corporation and become a wholly owned subsidiary of Endo, without a vote of the Company’s stockholders (such merger, the “Merger”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3. This Amendment No. 3 is being filed to reflect certain updates as set forth below.

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Item 4. THE SOLICITATION OR RECOMMENDATION.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the seventh paragraph of the subsection entitled “Receipt of Endo’s Non-Binding Offer and Negotiations” (which is on page 16) in its entirety with the following paragraph:

“On September 1, 2020, at the direction of the Company Board, Mr. Monteith and representatives of ClearView Healthcare Partners LLC (“ClearView”) gave a presentation to Endo management on additional potential indications for XIAFLEX® and Qwo™ (the “ClearView Report”) in order to demonstrate the value that the acquisition of the Company offered to Endo and that, as a result, the offer price should be increased. The ClearView Report is a lifecycle management report showing potential CCH indications, which included, without limitation, uterine fibroids, joint arthrofibrosis, skin scar deformities, and stricture. ClearView had previously been engaged by the Company to advise management and the Company Board on the value of future pipeline CCH indications and the presentation given to Endo management was adapted for use in negotiations regarding the potential transaction.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the last paragraph of the subsection entitled “Management Projections” (which is on page 23) in its entirety with the following paragraph:

“The Management Projections were prepared in October 2020 by the Company management based on their financial, operating and commercial assumptions about the Company’s continued operation as a standalone, publicly traded company, including with respect to the timing of launch of Qwo™ and of commercialization of XIAFLEX® for additional indications, the peak revenue for each such new product or indication, the timing of such peak revenue and the anticipated annual revenue in other years therefrom. The Management Projections reflect a risk-adjusted outlook, based on certain internal assumptions about the probability of technical success and regulatory approvals and commercialization of XIAFLEX® for additional indications, discounting the anticipated revenue in future periods from the non-risk adjusted management projections based upon such probability, and other relevant factors related to the Company’s long-range operating plan, including a favorable outcome of the pending litigation on royalty obligations, a successful launch of Qwo™ and an expansion of the indications for XIAFLEX® that are commercialized and generate revenue for the Company. The Management Projections also reflect royalty payment revenue that is payable under the License Agreement; given the term of the royalties payable to the Company, the Company projected no revenue beyond 2028. The foregoing is a summary of certain key assumptions and does not purport to be a comprehensive overview of all assumptions reflected in the Management Projections.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following rows to the beginning of the table at the top of page 25 of the subsection entitled “Management Projections”:

	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E
Total Product Revenue	$533	$662	$815	$987	$1,138	$1,291	$1,432	$1,185
Manufacturing Markup Revenue	$4	$5	$6	$8	$9	$10	$11	$9
Total Revenue	$537	$667	$821	$995	$1,146	$1,302	$1,443	$1,194
Total Gross Royalties	$54	$67	$82	$99	$115	$130	$144	$63
Total Sublicense Fees	$(1)	$(1)	$(1)	$(2)	$(2)	$(3)	$(3)	$(1)

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the last sentence of the paragraph under the subsection entitled “Summary of Centerview Financial Analysis” (which is on page 28) in its entirety with the following sentence:

“The implied per share equity value ranges described below were based on the Company’s fully diluted Shares outstanding as of October 15, 2020, calculated based on approximately 7.3 million Shares and, using the treasury stock method, the dilutive impact of approximately 12,700 restricted stock units and 212,000 stock options with weighted average exercise price of $55.47, each outstanding as of October 15, 2020, as set forth in the Internal Data.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the subsection entitled “Discounted Cash Flow Analysis” (which is on page 29) in its entirety with the following subsection:

“Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of the Company based on the Forecasts and the calculations of risk-adjusted, after-tax unlevered free cash flows (for more details, including the unlevered free cash flows used in Centerview’s analysis, please see the section titled
“— Management Projections”). A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated an implied per share equity value range for the Shares, by:

(a) discounting to present value as of December 31, 2020 using discount rates ranging from 7.5% to 9.5% (reflecting Centerview’s analysis of the Company’s weighted average cost of capital using the Capital Asset Pricing Model and based on considerations that Centerview deemed relevant in its professional judgment and experience, taking into account certain metrics including levered and unlevered betas for comparable group companies) and using the mid-year convention, the forecasted risk-adjusted, after-tax unlevered free cash flows of the Company over the period beginning on January 1, 2021 and ending on December 31, 2028 utilized by Centerview at the direction of the Company management and approved by the Company Board for use by Centerview as set forth in the section titled “— Management Projections” and, adding to the foregoing result in (a),

(b) the Company’s estimated net cash of $125 million as of December 31, 2020, as set forth in the Internal Data.

Centerview divided the results of the foregoing calculations by the Company’s fully diluted Shares outstanding (determined using the treasury stock method and taking into account outstanding in-the-money options and restricted stock units) as of October 15, 2020 described above, as set forth in the Internal Data.

This analysis resulted in an implied per Share equity value range for the Shares of approximately $63.73 to $67.37. Centerview then compared this range to the Offer Price of $88.50 per Share in cash, without interest, proposed to be paid in the Offer and the Merger to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the second bullet point under the subsection entitled “Other Factors” (which is on page 29) in its entirety with the following bullet point:

“•

Analyst Price Target Analysis. Centerview reviewed the stock price target for the Shares of $100.00 per Share in the Wall Street research analyst report, which was the only publicly available report on the price target for the Shares as of October 16, 2020.”

Item 8. ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs as the fourth and fifth paragraphs under the subsection entitled “Legal Proceedings” on page 37:

“On November 18, 2020, a purported stockholder of the Company filed a complaint in the United States District Court of the Southern District of New York against the Company and its directors, captioned Kenneth Jacobs v. BioSpecifics Technologies Corp., et al., Case No. 1:20-cv-09718. The complaint is against the same defendants as Shiva Stein v. BioSpecifics Technologies Corp., et al. filed on November 2, 2020. The complaint alleges that the Schedule 14D-9 (as filed with the SEC by the Company on November 2, 2020) is materially incomplete and contains misleading representations and information in violation of Sections 14(e), 14(d) and 20(a) of the Exchange Act. The complaint seeks, among other things, (a) injunctive relief preventing the defendants from proceeding with, consummating or closing the transactions contemplated by the Offer; (b) rescission, to the extent already implemented, of the Offer or any of the terms thereof, or rescissory damages; (c) directing the individual defendants to disseminate a solicitation statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading; (d) declaration of the defendants’ violation of Sections 14(e) and/or 20(a) of the Exchange Act and Rule 14d-9; and (e) an award of costs and disbursements of the complaint, including reasonable attorneys’ fees and expert fees.

While the Company and the Company Board firmly believe that all of the complaints described under the heading “Legal Proceedings” in this Item 8 (collectively, the “Complaints”) are without merit, in order to provide for the expeditious closing of the Offer and Merger and to eliminate the expense and distraction resulting from such lawsuits, on November 20, 2020, all of the parties to the Complaints executed a memorandum of understanding (the “MOU”). Pursuant to the MOU, the Company is making the supplemental disclosures contained in this Amendment No. 3 to avoid the risk that the Complaints may delay or otherwise adversely affect the consummation of the Offer and Merger and to minimize the expense of defending such actions, and the plaintiffs in the Complaints will voluntarily dismiss with prejudice their individual claims as set forth in the Complaints and dismiss without prejudice the claims asserted therein on behalf of a purported class of Company stockholders.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOSPECIFICS TECHNOLOGIES CORP.

Dated:November 20, 2020	By:	/s/ Joseph Truitt
	Name:	Joseph Truitt
	Title:	Chief Executive Officer